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                                                           EXHIBIT 12

                    INDIANA GAS COMPANY, INC.
                    AND SUBSIDIARY COMPANIES

        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                  (In Thousands, Except Ratios)

                      Twelve Mos.
                         Ended               Year Ended December  31
                       03/31/00(1)    1999    1998     1997(2)    1996     1995
Earnings:
 Net income              $14,575    $29,742  $26,825  $13,648   $36,121   $40,258
   Income taxes            8,979     16,734   14,058    7,813    21,637    24,110
   Fixed charges
    (see below)           18,137     17,691   16,133   17,782    17,154    16,465
Total adjusted earnings  $41,691    $64,167  $57,016  $39,243   $74,912   $80,833


Fixed charges:
 Total interest expense  $17,837    $16,969  $15,802  $17,049   $16,200   $15,528
 Interest component
     of rents                300        722      331      733       954       937
Total fixed charges      $18,137    $17,691  $16,133  $17,782   $17,154   $16,465

Ratio of earnings to
     fixed charges           2.3        3.6      3.5      2.2       4.4       4.9

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(1) Indiana Gas' ratio of earnings to fixed charges for the twelve month period excluding the merger transaction costs of $13.4 million would have been 3.0.

(2) Reflects the recording of restructuring costs in fiscal 1997 of $39.5 million. Indiana Gas' ratio of earnings to fixed charges for 1997 before restructuring costs would have been 4.4.